06009148

S
COMMISSION
0549

BB 7/7

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AB 7/8

ANNUAL AUDITED REPORT FORM X-17A-5 (A) PART III

SEC FILE NUMBER
8- 50906

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2005 (MM/DD/YY) AND ENDING 12/31/2005 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: REMINGTON CAPITAL SECURITIES, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

525 North Tryon Street, Suite 1820
(No. and Street)

Charlotte, (City) NC (State) 28202 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

James L Carter, Jr. 704-716-8575
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BURKETT BURKETT & BURKETT, Certified Public Accountants, P.A.
(Name – *if individual, state last, first, middle name*)

128 East Main Street, Suite 201 (Address) Rock Hill (City) SC (State) 29730 (Zip Code)

PROCESSED
JUL 10 2006
THOMSON FINANCIAL

SEC MAIL PROCESSING SECTION
RECEIVED
MAY 22 2006
WASH. D.C.
185

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

BB

AB 7/8/06

OATH OR AFFIRMATION

I, James L. Carter, Jr., swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Dennington Capital Securities, LLC, as of December 31, 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

STATE OF NORTH CAROLINA
MECKLENBURG COUNTY

Signature

President
Title

Notary Public
WANDA MEACHAM

My Commission expires April 17, 2007.

This report ** contains (check all applicable boxes):

- ☐ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

WANDA MEACHAM
NOTARY
PUBLIC
MECKLENBURG CO. NC

Remington Capital

Memorandum

To: NASD, SEC Regional/District, SEC National

From: Jay Carter

Date: 5/16/06

Re: Reconciliation of Net Capital Computations For Remington Capital Securities, LLC BD# 44973

Per SEC Rule 17a-5(d) (1), I am submitting this reconciliation of our firm's Computation of Net Capital. The computation provided in our FOCUS report filed for the period ending 12/31/2005 was different that than the computation provided in our audited financial statements. Please see the explanation below.

	Original Filing	Audit Report/Amended Filing
Net Capital	$126,185	$124,060

Explanation: The $2,125 variance in our net capital is attributed to the following:

1) **Non-allowable assets were increased by $9,739** in the audit report. This reflected the addition of a customer account receivable of $5,000 that had not been properly reported, the subtraction of $795 in depreciation expense, and the increase of receivables from related parties of $5,534.

2) **Accounts payable totaling $11,863** were recorded on the company's books after the date of the original filing, thus increasing liabilities by this amount.

   The net impact of these year-end adjustments to net capital was $9,739-$11,863= ($2,124) = ($2,125) (rounded).

Non-Allowable Assets	$ 79,457	$ 89,196

(This variance is explained above.)

Net Capital	$ 46,728	$ 34,864
Required Capital	$ 5,000	$ 5,000
Excess Capital	$ 41,728	$ 29,864

We have filed an amended FOCUS report for the period ending 12/31/2005 reflecting these changes.

Please contact me if you have any additional questions about this.

Sincerely,

James L. Carter, Jr.

704-716-8575